UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aveanna Healthcare Holdings Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

05356F105

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05356F105	13G	Page 2 of 13

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PSA Healthcare Investment Holding LLC, a Delaware limited liability company (IRS Identification No. 47-2377968), the managing member of which is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The sole general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company. The members of J. H. Whitney Equity Partners VII, LLC are Paul R. Vigano and Robert M. Williams, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4

  CITIZENSHIP OR PLACE OF ORGANIZATION

A Delaware limited liability company. The managing member is a Delaware limited partnership. The sole general partner of such limited partnership is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 15,725,196 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 15,725,196 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,725,196 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.54%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05356F105	13G	Page 3 of 13

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J.H. Whitney VII, L.P., a Delaware limited partnership (IRS Identification No. 27-1720042), the sole general partner of which is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company. The members of J.H. Whitney Equity Partners VII, LLC are Paul R. Vigano and Robert M. Williams, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 31,474,896 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 31,474,896 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,474,896 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.09%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05356F105	13G	Page 4 of 13

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PSA Iliad Holdings LLC, a Delaware limited liability company (IRS Identification No. 81-4827321), the managing member of which is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The sole general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company. The members of J.H. Whitney Equity Partners VII, LLC are Paul R. Vigano and Robert M. Williams, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4

  CITIZENSHIP OR PLACE OF ORGANIZATION

A Delaware limited liability company. The managing member is a Delaware limited partnership. The sole general partner of such limited partnership is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,455,790 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,455,790 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,790 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05356F105	13G	Page 5 of 13

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JHW Iliad Holdings LLC, a Delaware limited liability company (IRS Identification No. 81-4827321), the managing member of which is Project Iliad Managing Member, LLC, a Delaware limited liability company. Paul R. Vigano and Robert M. Williams, Jr. are members of Project Iliad Managing Member, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company. The managing member is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 5,227,500 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,227,500 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,227,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.84%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05356F105	13G	Page 6 of 13

1

  NAMES OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JHW Iliad Holdings II LLC, a Delaware limited liability company (IRS Identification No. 32-057234), the managing member of which is J.H. Whitney VII Management Co., LLC, a Delaware limited liability company. The sole member of J.H. Whitney VII Management Co., LLC is J.H. Whitney Capital Partners, LLC, a Delaware limited liability company. The members of J.H. Whitney Capital Partners, LLC are Paul R. Vigano and Robert M. Williams, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4

  CITIZENSHIP OR PLACE OF ORGANIZATION

A Delaware limited liability company. The managing member is a Delaware limited liability company. The sole member of the managing member is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 547,967 shares of Common Stock
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 547,967 shares of Common Stock
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,967 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.30%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 05356F105	13G	Page 7 of 13

Item 1.

(a)    Name of Issuer:

Aveanna Healthcare Holdings Inc.

(b)    Address of Issuer’s Principal Executive Offices:

400 Interstate North Parkway, SE, Suite 1600

Atlanta, GA 30339

Item 2.

(a)    Name of Person Filing:

(i)    PSA Healthcare Investment Holding LLC is a Delaware limited liability company whose managing member is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. The names of the members of J.H. Whitney Equity Partners VII, LLC are Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840.

(ii)    J.H. Whitney VII, L.P. is a Delaware limited partnership. The name of the general partner of J.H. Whitney VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Equity Partners VII, LLC.

(iii)    PSA Iliad Holdings LLC is a Delaware limited liability company whose managing member is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Equity Partners VII, LLC.

(iv)    JHW Iliad Holdings LLC is a Delaware limited liability company. The name of the managing member of JHW Iliad Holdings, LLC is Project Iliad Managing Member, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are members of Project Ilian Managing Member, LLC.

CUSIP No. 05356F105	13G	Page 8 of 13

(v)    JHW Iliad Holdings II LLC is a Delaware limited liability company whose managing member is J.H. Whitney VII Management Co., LLC, a Delaware limited liability company. The sole member of such managing member is J.H. Whitney Capital Partners, LLC, a Delaware limited liability company. The business address of such entities is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Capital Partners, LLC.

(b)    Address of Principal Business Office or, if none, Residence:

(i)	PSA Healthcare Investment Holding LLC

212 Elm Street

New Canaan, CT 06840

(ii)	J.H. Whitney VII, L.P.

212 Elm Street

New Canaan, CT 06840

(iii)	PSA Iliad Holdings LLC

212 Elm Street

New Canaan, CT 06840

(iv)    JHW Iliad Holdings LLC

212 Elm Street

New Canaan, CT 06840

(v)    JHW Iliad Holdings II LLC

212 Elm Street

New Canaan, CT 06840

(c)    Citizenship:

(i)    PSA Healthcare Investment Holding LLC is a Delaware limited liability company. Its managing member is a Delaware limited partnership whose general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(ii)    J.H. Whitney VII, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(iii)    PSA Iliad Holdings LLC is a Delaware limited liability company. Its managing member is a Delaware limited partnership whose general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(iv)    JHW Iliad Holdings LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company. All of the individual members of the managing member are citizens of the United States.

CUSIP No. 05356F105	13G	Page 9 of 13

(v)    JHW Iliad Holdings II LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company. The sole member of such managing member is a Delaware limited liability company. All of the individual members of such sole member are citizens of the United States.

(d)    Title of Class of Securities:

Common Stock

(e)    CUSIP Number:

05356F105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐ Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

CUSIP No. 05356F105	13G	Page 10 of 13

Item 4.	Ownership.

The percentages of the outstanding shares of Common Stock held by the Reporting Persons are based on 184,164,184 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

The following information is provided as of December 31, 2021:

(a)	Amount beneficially owned:

(i)	PSA Healthcare Investment Holding LLC is the beneficial owner of 15,725,196 shares.[1]

(ii)	J.H. Whitney VII, L.P. is the beneficial owner of 31,474,896 shares.[1]

(iii)	PSA Iliad Holdings LLC is the beneficial owner of 1,455,790 shares.[1]

(iv)	JHW Iliad Holdings LLC is the beneficial owner of 5,227,500 shares.[1]

(v)	JHW Iliad Holdings II LLC is the beneficial owner of 547,967 shares.[1]

(b)	Percent of class:

(i)	8.54% for PSA Healthcare Investment Holding LLC;

(ii)	17.09% for J. H. Whitney VII, L.P.;

(iii)	0.79% for PSA Iliad Holdings LLC;

(iv)	2.84% for JHW Iliad Holdings LLC; and

(v)	0.30% for JHW Iliad Holdings II LLC.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

15,725,196 shares for PSA Healthcare Investment Holding LLC;

31,474,896 shares for J.H. Whitney VII, L.P.;

1,455,790 shares for PSA Iliad Holdings LLC;

5,227,500 shares for JHW Iliad Holdings LLC; and

547,967 shares for JHW Iliad Holdings II LLC.

[1]

PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC and JHW Iliad Holdings II, LLC disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

CUSIP No. 05356F105	13G	Page 11 of 13

(ii)	Shared power to vote or to direct the vote:

0 shares for PSA Healthcare Investment Holding LLC;

0 shares for J. H. Whitney VII, L.P.;

0 shares for PSA Iliad Holdings LLC;

0 shares for JHW Iliad Holdings LLC; and

0 shares for JHW Iliad Holdings II LLC.

(iii)	Sole power to dispose or to direct the disposition of:

15,725,196 shares for PSA Healthcare Investment Holding LLC;

31,474,896 shares for J.H. Whitney VII, L.P.;

1,455,790 shares for PSA Iliad Holdings LLC;

5,227,500 shares for JHW Iliad Holdings LLC; and

547,967 shares for JHW Iliad Holdings II LLC.

(iv)	Shared power to dispose or to direct the disposition of:

0 shares for PSA Healthcare Investment Holding LLC;

0 shares for J. H. Whitney VII, L.P.;

0 shares for PSA Iliad Holdings LLC;

0 shares for JHW Iliad Holdings LLC; and

0 shares for JHW Iliad Holdings II LLC.

PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC and JHW Iliad Holdings II, LLC (collectively, the “J.H. Whitney Parties”) are, together with the funds and entities advised by Bain Capital Investors, LLC (the “Bain Capital Parties”), parties to a stockholders’ agreement (the “Stockholders Agreement”) with respect to their respective investments in the Issuer. Among other things, the Stockholders Agreement obligates the J.H. Whitney Parties and the Bain Capital Parties to vote their shares of the Issuer’s common stock in favor of each other’s director nominees and coordinate transfers of their respective shares of the Issuer’s common stock. By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G and the Bain Capital Parties may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on available information, such a “group” would be deemed to beneficially own approximately 136,032,229 shares, which represents approximately 73.86% shares of the Issuer’s common stock, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of the Issuer’s common stock that the Reporting Persons may be deemed to beneficially own solely by reason of the Stockholders Agreement.

Item	5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by PSA Healthcare Investment Holding LLC, J. H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC, and JHW Iliad Holdings II LLC.

CUSIP No. 05356F105	13G	Page 12 of 13

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 05356F105	13G	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of PSA Healthcare Investment Holding LLC, J. H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC, and JHW Iliad Holdings II LLC certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

PSA HEALTHCARE INVESTMENT HOLDING LLC

By:	/s/ David Zatlukal
David Zatlukal
Vice President

J. H. WHITNEY VII, L.P.

By:	J. H. Whitney Equity Partners VII, LLC General Partner

By:	/s/ Paul R. Vigano
Paul R. Vigano
Managing Member

PSA ILIAD HOLDINGS LLC

By:	/s/ David Zatlukal
David Zatlukal
Vice President

JHW ILIAD HOLDINGS LLC

By:	/s/ David Zatlukal
David Zatlukal
Vice President

JHW ILIAD HOLDINGS II LLC

By:	/s/ David Zatlukal
David Zatlukal
President